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MAR - 1 2013
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SEC ISSION
13030406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9690 Deereco Road, Suite 250
(No. and Street)

Timonium (City) Maryland (State) 21093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Jacobs 410-308-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causer & Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) Maryland (State) 21152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/9/13

OATH OR AFFIRMATION

I, Richard A. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CGA Securities, LLC, as of February 25, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.


JOYCE ANN RETHEMEYER
NOTARY
PUBLIC
BALTIMORE CO.
MD

JOYCE ANN RETHEMEYER
Notary Public, State of Maryland
County of Baltimore
My Commission Expires June 7, 2016

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CGA Securities, LLC

December 31, 2012

Financial Statements

SC&H

Stout, Causey & Horning, P.A.

CGA SECURITIES, LLC

Financial Statements
Together with Independent Auditors' Report

For the Year Ended December 31, 2012

TABLE OF CONTENTS

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Members of CGA Securities, LLC:

We have audited the accompanying financial statements of CGA Securities, LLC, a Maryland limited liability company (the Company), which comprise the balance sheet as of December 31, 2012 (Successor Company Balance Sheet), and the related statements of income, changes in members' capital, and cash flows for the period from October 16, 2012 through December 31, 2012 (Successor Company Operations) and for the period from January 1, 2012 through October 15, 2012 (Predecessor Company Operations), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CGA Securities, LLC as of December 31, 2012 (Successor Company Balance Sheet), and the results of its operations and its cash flows for the period from October 16, 2012 through December 31, 2012 (Successor Company Operations) and for the period from January 1, 2012 through October 15, 2012 (Predecessor Company Operations) in accordance with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.
February 25, 2013

CGA SECURITIES, LLC

Balance Sheet
As of December 31, 2012

Assets		
Current Assets		
Cash	$	431,104
Total Assets	$	431,104
Liabilities and Members' Capital		
Members' Capital	$	431,104
Total Liabilities and Members' Capital	$	431,104

The accompanying notes are an integral part of this financial statement.

Statement of Income

	For the Period from October 16, 2012 through December 31, 2012 (Successor Company)	*For the Period from January 1, 2012 through October 15, 2012 (Predecessor Company)*
Revenue	$ 271,472	$ -
Expenses		
Payroll and other compensation	9,209	-
Rent	5,516	-
Other operating	643	974
Insurance	-	587
Professional	-	13,701
Total Expenses	15,368	15,262
Net Income (Loss)	$ 256,104	$ (15,262)

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES, LLC

Statement of Changes in Members' Capital
For the Period from October 16, 2012 through December 31, 2012 (Successor Company) and
For the Period from January 1, 2012 through October 15, 2012 (Predecessor Company)

Member's Capital, January 1, 2012 (Predecessor Company)	$	535,657
Net loss		(15,262)
Member's Capital, October 15, 2012 (Predecessor Company)		520,395
Effects from Acquisition Accounting:		
Elimination of Predecessor Member's Capital		(520,395)
Members' Capital, October 15, 2012 (Successor Company)		-
Contributions from members		175,000
Net income		256,104
Members' Capital, December 31, 2012 (Successor Company)	$	431,104

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES, LLC

Statement of Cash Flows

		For the Period from October 16, 2012 through December 31, 2012 (Successor Company)		*For the Period from January 1, 2012 through October 15, 2012 (Predecessor Company)*
Cash Flows from Operating Activities				
Net income (loss)	$	256,104	$	(15,262)
Assets reverting back to parent company of predecessor (Note 1)		-		(19,645)
Adjustments to reconcile net income to net cash provided by operating activities:		-		-
Net Cash Provided by (Used in) Operating Activities		256,104		(34,907)
Cash Flows from Financing Activities				
Contributions from members		175,000		-
Net Cash Provided by Financing Activities		175,000		-
Net Increase (Decrease) in Cash		431,104		(34,907)
Cash, Beginning of Period		-		34,907
Cash, End of Period	$	431,104	$	-

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Pace Financial Services, LLC (Pace) was a broker-dealer registered with the United States Securities and Exchange Commission (SEC). Pace began operations in January 2009 after becoming an approved broker-dealer on December 15, 2008. Pace's operations consisted primarily of providing financial advisory services. On October 16, 2012, CGA Capital Holdings, LLC (CGA Capital) purchased Pace Financial Services, LLC, a Delaware limited liability company. CGA Capital merged and re-domesticated Pace (Predecessor Company) with CGA Securities, LLC (Successor Company or the Company), a Maryland limited liability company. On October 16, 2012, all assets of the Predecessor Company reverted back to its parent company.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company executes taxable private placements of debt financings secured by real property and other assets leased, generally, to investment-grade corporate users, the United States of America, state and local governments, municipalities, and not-for-profit organizations. Additionally, the Company may provide investment banking advice to owners and acquirers of net leased assets with regard to acquisitions, dispositions and recapitalizations.

Revenue Recognition

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract. Investment banking revenue is recognized when received.

Concentration of Credit Risk

The Company maintains all of its cash with one commercial bank. Through December 31, 2012, all non-interest bearing transaction accounts were fully guaranteed by the Federal Deposit Insurance Corporation (FDIC) and interest bearing accounts were guaranteed up to $250,000. Effective January 1, 2013, non-interest bearing accounts are no longer insured separately, but will be combined with interest bearing accounts. Accounts will be guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The Members report the Company's taxable income or loss on their respective income tax returns.

Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Income Taxes – cont'd.

taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.

For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have an impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2012.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Company remains subject to examination by U.S. Federal and state taxing authorities for the years ended December 31, 2009 through 2012.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 25, 2013, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $5,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2012, the Company's net capital totaled $431,104 and its ratio of indebtedness to net capital was 0.00 to 1.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

3. RELATED PARTIES

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract. The Company has an ongoing contract with CGA Mortgage Capital, LLC (CGAMC). This contract runs through December 31, 2015, whereby the Company is the exclusive placement agent for CGAMC. The Company's compensation is determined based on a Form of Compensation and Understanding agreement signed by the Company and CGAMC.

Certain members of management of the Company are also owners of related party companies and their management services are leased to the Company. These parties are related to the Company by common ownership. Salaries, related taxes and fringes allocated from the related parties totaled $5,209 during the period from October 16, 2012 through December 31, 2012. Revenues for work performed for customers of these related parties totaled 86% of total revenues for the period from October 16, 2012 through December 31, 2012.

The Company leases office space on a month-to-month basis from a related party sharing common ownership. Rent expense is covered under the Office Sharing agreement, which includes an allocation of rent, communications, information technology, etc., and totaled $5,516 during the period from October 16, 2012 through December 31, 2012.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934**

To the Members of CGA Securities, LLC:

We have audited the financial statements of CGA Securities, LLC as of December 31, 2012, which comprise the balance sheet as of December 31, 2012 (Successor Company Balance Sheet), and the related statements of income, changes in members' capital, and cash flows for the period from October 16, 2012 through December 31, 2012 (Successor Company Operations) and for the period from January 1, 2012 through October 15, 2012 (Predecessor Company Operations), and have issued our report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 of the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.
February 25, 2013

CGA SECURITIES, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Net Capital:	
Members' Capital	$ 431,104
Deductions and/or Charges:	
a. Non-allowable assets:	-
Net Capital	$ 431,104
Computation of Aggregate Indebtedness:	
Items included in the balance sheet:	$ -
Total Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement:	
Minimum net capital required (Under SEC Rule 15c3-1)	$ 5,000
Surplus of net capital	426,104
Ratio: Aggregate Indebtedness to Net Capital	-
Reconciliation with Company's Computation:	
(Included in Focus Report - Part II as of December 31, 2012)	
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$ 431,104
Net Capital Per Above	$ 431,104

CGA SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2012

SCHEDULE II

As of December 31, 2012, CGA Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2012, CGA Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

CGA SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2012

SCHEDULE III

As of December 31, 2012, CGA Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2012, CGA Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012**

To the Member of CGA Securities, LLC:

In planning and performing our audit of the financial statements of CGA Securities, LLC (the Company), as of and for the year ended December 31, 2012, which comprise the balance sheet as of December 31, 2012 (Successor Company Balance Sheet), and the related statements of income, changes in members' capital, and cash flows for the period from October 16, 2012 through December 31, 2012 (Successor Company Operations) and for the period from January 1, 2012 through October 15, 2012 (Predecessor Company Operations), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.
February 25, 2013

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of CGA Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CGA Securities, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 to the Company's check register for the year ended December 31, 2012. We noted that no payments have been made;

2. We compared the total revenue amounts reported on the audited financial statements submitted with Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. We noted no adjustments that should have been reported in Form SIPC-7 for the year ended December 31, 2012;

4. We verified the arithmetical accuracy of the calculations in Form SIPC-7, noting no differences; and

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. We noted that no overpayment existed.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

February 25, 2013